Exhibit 99.5

Certification
pursuant to
18 U.S.C. Section 1350
as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:

    (1)    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
    (2)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: February 10, 2021

/s/ Dean A. Connor
Dean A. Connor
President and
Chief Executive Officer

Date: February 10, 2021

/s/ Kevin D. Strain
Kevin D. Strain
Executive Vice-President and
    Chief Financial Officer

This certificate has not been, and shall not be deemed to be, “filed” with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934.